United States securities and exchange commission logo





                               May 18, 2022

       Nicholas Vita
       Chief Executive Officer
       Columbia Care Inc.
       680 Fifth Ave., 24th Floor
       New York, New York 10019

                                                        Re: Columbia Care Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 2, 2022
                                                            File No. 000-56294

       Dear Mr. Vita:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 2, 2022

       Background to the Arrangement, page 22

   1.                                                   We note that Columbia
Care's representatives and Cresco Labs   s representatives engaged
                                                        in a series of
negotiations. Please describe in greater detail the nature and substance of the deliberations conducted
at the meetings, including the specific matters discussed and the conclusions reached.
Your disclosures should explain how the material terms changed during the course of
the negotiations. For example, please provide the following:
                                                            Describe each
meeting between the parties and identify the individuals present at each meeting and
the issues discussed and conclusions reached at those meetings.
                                                            Describe how the
parties came to an expectation that Cresco was prepared to offer
                                                             0.5579 of a Cresco
Share for each Columbia Care Share.
                                                            Describe the
substance of the conversations regarding the draft Arrangement
                                                             Agreement.
                                                            Identify the
members of the Columbia Care Special Committee.
 Nicholas Vita
Columbia Care Inc.
May 18, 2022
Page 2
General

2. We note that your CEO Mr. Nicholas Vita will continue to serve in a senior management
         capacity following the merger   s closing after receiving substantial
cash and equity
         compensation as part of employment agreement and that two other individuals nominated by Columbia Care will be appointed to the Cresco Board. Please provide an analysis of whether Rule 13e-3 applies to the transaction and whether, as a result of such arrangements, Cresco Labs is an affiliate of yours engaged in a going private transaction.
         Please refer to Exchange Act Rule 13e-3(a) and Compliance & Disclosure Interpretations
         201.05 for guidance available at
http://www.sec.gov/divisions/corpfin/guidance/13e-3-
         interps.htm.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jordan Nimitz at 202-551-5831 or Christopher Edwards at 202-551-
6761 with any questions.



FirstName LastNameNicholas Vita                               Sincerely,
Comapany NameColumbia Care Inc.
                                                              Division of
Corporation Finance
May 18, 2022 Page 2                                           Office of Life
Sciences
FirstName LastName